CONSULTING AGREEMENT

         This consulting Agreement (the "Consulting Agreement" made as of February 17, 1997, by and between Jeff Forster, 55 Fifth Avenue, Suite 1400, New York, New York 10003 ("Consultant") and N.U. Pizza Holding Corporation with offices at 722 Genevieve Street, Suite #G, Solana Beach, CA 92075 (the "Company").

                                   WITNESSETH

         WHEREAS, the Company was originally engaged in the State of California in business of operating pizza restaurants and franchises and now has expanded its business into the State of Oregon and has also expanded the food products which it sells; and

         WHEREAS, the Company requires and will continue to require consulting services of the Consultant with respect to its expansion of the food products and expansion of the Company's territories; and

         WHEREAS, Consultant has agreed to perform such services for the Company; and

         WHEREAS, the Company wishes to induce Consultant to provide these consulting services to the Company.

         NOW, THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

         1.  APPOINTMENT.

         The Company hereby engages Consultant and Consultant agrees to render services to the Company as a consultant upon the terms and conditions hereinafter set forth.

         2.  TERM.

         The term of this Consulting Agreement began as of the date of this Agreement, and shall terminate six (6) months from that date, unless earlier terminated in accordance with paragraph 7 herein or extended as agreed to between the parties. However, at the end of the first three (3) months, the parties will review their relationship and if for any reason whatsoever either party elects to terminate this Agreement, and upon written notice by either party to the other, the Consulting Agreement will terminate.

         3.  SERVICES.

         During the term of this Agreement, Consultant shall provide advice to, undertake for and consult with the Company concerning the implementation of a marketing

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program to enable the Company to broaden the markets for its services and promote the image of the company and its products and services; and to expand the Company's food products which it sells and expand the territories where the Company will operate.

         4.  DUTIES OF THE COMPANY.

         The Company shall provide Consultant, on a regular and timely basis, with all approved data and information about it, its subsidiaries, its management, its products and services and its operations as shall be reasonably requested by Consultant, and shall advise Consultant of any facts which would affect the accuracy of any data and information previously supplied pursuant to this paragraph. The Company shall promptly supply Consultant with full and complete copies of all financial reports, all filings with all federal and state securities agencies; with full and complete copies of all stockholder reports; with all data and information supplied by any financial analyst, and with all brochures or other sales materials relating to its products or services. The Company shall provide Consultant with any publicly released news that may be of material change to the Company in a timely fashion.

         5.  COMPENSATION.

         The Company will immediately issue Consultant 150,000 shares of the Company's Common Stock and Consultant shall have an option to purchase an additional 500,000 shares of Common Stock at $.15 per share, as follows: as partial compensation for the first three (3) months, Consultant shall have the right to purchase 150,000 Common Shares at $.15 per share for a period of one
(1) year from the date of this agreement; if after three (3) months, the Consulting Agreement is extended, Consultant shall have the option to purchase 150,000 shares of Common Stock at $.15 per share, exercisable for one (1) year from the date of this Agreement. Furthermore, if the agreement is extended, Consultant shall receive $5,000.00 in free trading stock of the Company.

         6.  REPRESENTATION AND INDEMNIFICATION.

         The Company shall be deemed to have been made a continuing representation of the accuracy of any and all facts, material information and data which it supplies to Consultant and acknowledges its awareness that Consultant will rely on such continuing representation in disseminating such information and otherwise performing its advisory functions. Consultant in the absence of notice in writing from the Company, will rely on the continuing accuracy of material, information and data supplied by the company. Consultant represents that he has knowledge of and is experienced in providing the aforementioned services.

         7.  MISCELLANEOUS.

         TERMINATION: This Agreement may be terminated during the first three
(3) months, only by written notice by either party to the other, setting forth a material breach of this Agreement or for conduct which is detrimental to the party or illegal.


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Thereafter, this Agreement may be terminated by either party upon written notice to the other party, for any reason, which shall be effective five (5) business days from the date of such notice.

         MODIFICATION: This Consulting Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. This Consulting Agreement may be amended only in a writing signed by both parties.

         NOTICES: Any notice required or permitted to be given hereunder shall be in writing and shall be mailed or otherwise delivered in person or by facsimile transmission at the address of such party set forth above or to such other address or facsimile telephone number as the party shall have furnished in writing to the other party.

         WAIVER: Any waiver by either party of a breach of any provision of this Consulting Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Consulting Agreement. The failure of a party to insist upon strict adherence to any term of this Consulting Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon adherence to that term of any other term of this Consulting Agreement.

         ASSIGNMENT: Neither this Consulting Agreement nor the Option granted in paragraph 5 may be transferred or assigned.

         SEVERABILITY: If any provision of this Consulting Agreement is invalid, illegal or unenforceable, the balance of this Consulting Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

         IN WITNESS WHEREOF, this Consulting Agreement has been executed by the parties as of the date first above written.

N.U. PIZZA HOLDING CORPORATION              CONSULTANT

By:___________________________              ______________________________
   Ronald J. Gelet, President               Jeff Forster

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